Filed Pursuant to Rule 433

Registration No. 333-236478

Issuer Free Writing Prospectus dated May 12, 2021 relating to

Preliminary Prospectus Supplement dated May 12, 2021

(To Prospectus dated February 18, 2020)

€1,000,000,000 1.000% Senior Notes due 2031

Final Term Sheet

May 12, 2021

Issuer:	BorgWarner Inc.

Principal Amount:	€1,000,000,000

Type of Offering:	SEC registered (No. 333-236478)

Trade Date:	May 12, 2021

Settlement Date:	May 19, 2021 (T+5)

Anticipated Ratings*:	Moody’s: Baa1 (Stable) / S&P: BBB (Negative Outlook) / Fitch: BBB+ (Stable)

Listing:	The Issuer intends to apply to list the Senior Notes on the New York Stock Exchange, although no guarantee can be given that such listing will be obtained

Stated Maturity Date:	May 19, 2031

Coupon (Interest Rate):	1.000% per annum

Interest Payment Dates:	Annually on May 19, commencing on May 19, 2022

Currency of Payment:	Euro

Price to Public (Issue Price):	98.936%

Net Proceeds (Before Expenses):	98.386% / €983,860,000

Spread to Benchmark Bund:	+124.8 bps

Benchmark Bund:	DBR 0.000% due February 15, 2031

Benchmark Bund Price and Yield	101.33%; -0.135%

Spread to Mid Swaps:	+95 bps

Mid Swaps Yield:	0.163%

Yield to Maturity:	1.113%

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Make-Whole Call:

The Issuer may redeem the Senior Notes at its option at any time, in whole or from time to time in part, at a redemption price equal to the sum of:

•  100% of the principal amount of the Senior Notes being redeemed plus unpaid interest, if any, accrued thereon to, but excluding, the redemption date; and

•  a Make-Whole Amount (as defined in the preliminary prospectus supplement, dated May 12, 2021 (the “Preliminary Prospectus Supplement”)), if any, with respect to such Senior Notes.

For purposes of calculating the “Make-Whole Amount,” the “Reinvestment Rate” (as defined in the Preliminary Prospectus Supplement) means the Comparable Government Bond Rate (as defined in the Preliminary Prospectus Supplement) plus 0.20%.

If the Senior Notes are redeemed on or after February 19, 2031, (three months prior to the stated maturity date of the Senior Notes) the optional redemption price will not include the Make-Whole Amount.

Par Call	At any time on or after February 19, 2031 (three months prior to the maturity date of the Senior Notes)

Redemption for Tax Reasons:	The Issuer may, at its option, redeem all, but not less than all, of the Senior Notes in the event of certain changes in the tax law of the United States (or any taxing authority thereof or therein), which would obligate the Issuer to pay additional amounts, at a redemption price equal to 100% of the principal amount of the Senior Notes plus unpaid interest, if any, accrued thereon to, but excluding, the redemption date.

Denominations:	€100,000, and integral multiples of €1,000 in excess thereof

ISIN/Common Code:	XS2343846940 / 234384694

Joint Book-Running Managers:	Deutsche Bank AG, London Branch Merrill Lynch International J.P. Morgan Securities plc

MiFID II Target Market:	MiFID II / UK MiFIR professionals/ECPs-only/No PRIIPs / UK PRIIPs KID – Manufacturer target market (MIFID II product governance / UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs / UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the EEA or the United Kingdom.

Stabilisation:	FCA/ICMA

*Note: None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The issuer expects that delivery of the Senior Notes will be made to purchasers on or about May 19, 2021, which will be the 5th business day following the date of the Preliminary Prospectus Supplement. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days, unless the parties to any such trade expressly agree otherwise. Also under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two New York business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes prior to the delivery will be required, by virtue of the fact that the Senior Notes initially settle on the 5th business day after the date of the Preliminary Prospectus Supplement, to specify alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Senior Notes who wish to trade the Senior Notes prior to their date of delivery should consult their advisors.

The issuer has filed a registration statement including a prospectus and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Deutsche Bank AG, London Branch toll free at 1-800-503-4611; Merrill Lynch International toll free at 1-800-294-1322 or J.P. Morgan Securities plc at +44-207-134-2468;.

Any underwriter that is not a broker-dealer registered with the Securities and Exchange Commission will only make sales of the Senior Notes in the United States through one or more registered broker-dealers in compliance with applicable securities laws and the rules of the Financial Industry Regulatory Authority, Inc.

The Senior Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Senior Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Senior Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

The Senior Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any UK Retail Investor in the United Kingdom. For these purposes, a UK Retail Investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the United Kingdom Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA. Consequently no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Senior Notes or otherwise making them available to UK Retail Investors in the United Kingdom has been prepared and therefore offering or selling the Senior Notes or otherwise making them available to any UK Retail Investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Senior Notes has led to the conclusion that: (i) the target market for the Senior Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Senior Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Senior Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Senior Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Senior Notes has led to the conclusion that: (i) the target market for the Senior Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the Senior Notes to eligible counterparties and professional clients are appropriate. Any distributor should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Senior Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.